Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces

Poll Results of Its Extraordinary General Meeting

Macau, Wednesday, December 7, 2016 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announced the poll results of the Company’s extraordinary general meeting (the “EGM”) held on December 7, 2016 in Macau.

A quorum was present at the EGM. Shareholders, through special resolutions, approved certain amendments to the Company’s 2011 Share Incentive Plan and the Share Incentive Plan of its subsidiary, Melco Crown (Philippines) Resorts Limited, at the EGM.

The poll results in respect of the resolutions proposed at the EGM are set out below:

Number of Votes (%)
Special Resolution	For	Against	Abstained

To (a) approve certain amendments to (i) the Company’s 2011 Share Incentive Plan adopted on 6 October 2011 and subsequently amended on 20 May 2015 (the “MCE 2011 Plan”), and (ii) the Share Incentive Plan of its subsidiary, Melco Crown (Philippines) Resorts Limited (“MCP”) (the “MCP 2013 Plan”) adopted on 19 February 2013 and subsequently amended on 21 June 2013 and 18 May 2015, in each case, including inserting references to, and provisions required by Hong Kong laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in order to comply with the Listing Rules, following the consolidation of the Company and MCP into the group of Melco International Development Limited (“Melco”) as subsidiaries of Melco for accounting and Listing Rules purposes, such amendments to be effective upon the approval by shareholders of Melco at its general meeting and additionally, in the case of MCP 2013 Plan, the approval by shareholders of MCP at its stockholders’ meeting, and (b) authorize any one Director and/or the Company Secretary (collectively, the “Authorized Representatives”) to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Authorized Representative might deem appropriate, and approve all such actions by any Authorized Representative on behalf of the Company in connection with the foregoing resolution.

	1,110,231,044 84.69%	198,564,966 15.15%	2,141,547 0.16%

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

For more detailed information regarding the shareholder resolutions adopted at the Company’s EGM, please review the Notice of the Extraordinary General Meeting of Shareholders at http://www.melco-crown.com/eng/ir_amrm.php.

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco International Development Limited (“Melco”) and its other major shareholder, Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment. Crown is a top-100 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is the Deputy-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email:maggiema@melco-crown.com

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability